UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 under the Securities Exchange Act of 1934.

For the quarterly period ended June 30, 2014

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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EROS INTERNATIONAL PLC

Form 6-K

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; in thousands)

		June 30,	March 31,
	Note	2014	2014
		(unaudited)
ASSETS
Non-current assets
Property, plant and equipment		$9,912	$10,166
Goodwill		1,878	1,878
Intangible assets - trade name		14,000	14,000
Intangible assets - content	5	584,010	577,704
Intangible assets - others		1,448	1,515
Available-for-sale financial assets	4	30,340	30,340
Trade receivables and other receivables		6,318	12,056
Deferred tax assets		99	77
Total Non-current assets		$648,005	$647,736

Current assets
Inventories		$553	$566
Trade receivables and other receivables		122,538	111,649
Current tax receivable		272	611
Cash and cash equivalents		135,810	145,449
Total current assets		259,173	258,275

Total assets		$907,178	$906,011

LIABILITIES
Current liabilities
Trade and other payables		$23,804	$31,611
Short-term borrowings	6	97,246	92,879
Current tax payable		4,513	4,090
Total current liabilities		$125,563	$128,580

Non-current liabilities
Long-term borrowings	6	$164,699	$165,254
Other long-term liabilities		439	393
Derivative financial instruments	4	13,888	11,483
Deferred tax liabilities		23,068	22,260
Total Non-current liabilities		$202,094	$199,390

Total liabilities		$327,657	$327,970
Equity
Share capital	7	$26,340	$26,322
Share premium		226,971	223,333
Reserves		340,315	342,856
Other components of equity		(40,286)	(39,315)
JSOP reserve		(25,505)	(25,505)

Equity attributable to equity holders of Eros International Plc		$527,835	$527,691
Non-controlling interest		51,686	50,350

Total equity		$579,521	$578,041

Total liabilities and shareholders’ equity		$907,178	$906,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in thousands, except per share amounts)

		Three Months Ended June 30,
	Note	2014	2013
Revenue	13	$45,362	$40,963
Cost of sales		(33,224)	(28,368)
Gross profit		12,138	12,595
Administrative costs		(9,966)	(4,425)
Operating profit		2,172	8,170
Financing costs		(2,473)	(2,358)
Finance income		853	656
Net finance costs		(1,620)	(1,702)
Other (losses)/gains	10	(1,599)	5,500
Profit before tax		(1,047)	11,968
Income tax expense		(1,541)	(3,123)
(Loss)/profit for the period		$(2,588)	$8,845

Attributable to:
Equity holders of Eros International Plc		$(3,859)	$7,612
Non-controlling interest		1,271	1,233

Earnings per share (cents)
Basic earnings per share	9	(7.9)	19.3
Diluted earnings per share	9	(7.9)	19.2

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited; in thousands)

	Three Months Ended June 30,
	2014	2013

(Loss)/profit for the period	$(2,588)	$8,845

Other comprehensive (loss)/income:
Items that will be subsequently reclassified to profit and loss
Exchange differences on translating foreign operations	(1,187)	(13,085)
Cash flow hedges
Reclassification to profit and loss	201	307

Total other comprehensive loss for the period	$(986)	$(12,778)
Total comprehensive loss for the period net of tax	$(3,574)	$(3,933)

Attributable to:
Equity holders of Eros International Plc	$(4,830)	$(963)
Non-controlling interests	1,256	(2,970)

The accompanying notes are an integral part of these unaudited condensed consolidated financial Statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in thousands)

		Three Months Ended June 30,
	Note	2014	2013
Cash flows from operating activities:
(Loss)/profit before tax		$(1,047)	$11,968
Adjustments for:
Depreciation		242	184
Share-based payment	8	4,782	466
Amortization of intangibles assets - content	5	26,409	21,903
Amortization of other intangibles assets		66	128
Other non-cash items		2,521	(5,538)
Net finance costs		1,620	1,704
Loss on sale of property, plant and equipment		(3)	—
Changes in trade receivables and other receivables		(5,303)	(1,439)
Changes in Inventories		16	—
Changes in trade payables and other payables		(5,792)	4,171
Cash generated from operations		23,511	33,547
Interest paid		(1,936)	(2,846)
Income taxes paid		(152)	385
Net cash generated from operating activities		$21,423	$31,086

Cash flows from investing activities:
Purchases of property, plant and equipment		(25)	(59)
Proceeds from disposal of property, plant and equipment		46	8
Purchase of intangible film rights and related content		(34,956)	(40,561)
Interest received		250	1,187
Net cash used in investing activities		$(34,685)	$(39,425)

Cash flows from financing activities:
Proceeds from issue of shares by subsidiary		272	—
Proceeds from short term debt (net)		4,739	29,777
Repayment of long term borrowings		(797)	(22,425)
Net cash generated from financing activities		$4,214	$7,352

Net decrease in cash and cash equivalents		(9,048)	(987)
Effect of exchange rate changes on cash and cash equivalents		(591)	(2,896)
Cash and cash equivalents, beginning of period		145,449	107,642
Cash and cash equivalents, end of period		$135,810	$103,759

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED JUNE 30, 2014

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

(Loss)/ Profit for the period	—	—	—	—	—	—	—	—	(3,859)	—	(3,859)	1,271	(2,588)

Other comprehensive (loss)/ income for the period	—	—	(1,172)	—	—	201	—	—	—	—	(971)	(15)	(986)

Total comprehensive (loss)/ income for the period	—	—	(1,172)	—	—	201	—	—	(3,859)	—	(4,830)	1,256	(3,574)

Share based compensation	18	3,638	—	—	—	—	—	—	1,126	—	4,782	—	4,782

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	192	—	—	192	80	272

Balance as of June 30, 2014	$26,340	$226,971	$(45,030)	$5,802	$1,528	$(2,586)	$(22,752)	$62,395	$300,672	$(25,505)	$527,835	$51,686	$579,521

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED JUNE 30, 2013

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

Profit for the period	—	—	—	—	—	—	—	—	7,612	—	7,612	1,233	8,845

Other comprehensive (loss)/ income for the period	—	—	(8,882)	—	—	307	—	—	—	—	(8,575)	(4,203)	(12,778)

Total comprehensive (loss)/ income for the period	—	—	(8,882)	—	—	307	—	—	7,612	—	(963)	(2,970)	(3,933)

Share based compensation	—	—	—	—	—	—	—	—	466	—	466	—	466

Balance as of June 30, 2013	$22,653	$159,547	$(41,624)	$5,802	$1,528	$(3,713)	$(22,752)	$62,097	$280,048	$(25,505)	$438,081	$44,628	$482,709

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.      DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros”) and its subsidiaries’ (the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with IFRS, as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes for the fiscal year ended March 31, 2014 included within our Prospectus (the “Prospectus”) filed with the U.S. Securities and Exchange Commission on July 11, 2014. The condensed interim financial statements for the three months ended June 30, 2014 were approved by the Eros Board of Directors and authorized for the issue on September 24, 2014.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the period ended March 31, 2014.

Accounting and reporting pronouncements not yet adopted

The following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective.

In July 2014, the IASB issued amendments to IFRS 9 – Financial Instruments that introduce a new impairment model and modify the existing classification and measurements guidance. IFRS 9 as amended in 2014 (IFRS 9 (2014)) is effective for annual periods beginning on or after January 1, 2018, earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of intangible assets. However this presumption can only be rebutted in two limited circumstances;

a)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

b)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for the annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company is currently evaluating the impact that this amendment to IAS 16 and IAS 38 will have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contract with Customers” (“IFRS 15”). IFRS 15 replaces the IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Program”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfers of Assets from Customers and SIC-31 Revenue - Barter Transactions Involving Advertising Services”. The Standard applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2017. Early adoption is permitted.

This Standard introduces the requirement to identify performance obligation in customer contracts and to recognize revenue when an entity satisfies the performance obligations in the contract. The Standard permits entities to transition following either a full retrospective approach or a modified retrospective approach.

The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

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2.     CONCENTRATIONS RISK

Customers

No individual customer accounted for more than 10% of total consolidated revenues for the three months ended June 30, 2014 and 2013. The Group trade receivable does not represent a significant concentration of credit risk as of June 30, 2014 or March 31, 2014 due to the variety of customers and their dispersion across many geographic areas.

3.      SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

4.      FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis, they are all category level 2:

Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
	(in thousands)
Derivative assets	1,372	(1,372)	—
Total	1,372	(1,372)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
	(in thousands)
Derivative liabilities	(15,260)	1,372	(13,888)
Total	(15,260)	1,372	(13,888)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at June 30, 2014 are as follows:

	Fair value As at
	June 30, 2014	March 31, 2014
	(in thousands)
2012 Interest Rate Cap	(1,372)	(1,853)
2012 Interest Rate Floor	7,630	6,668
2012 Interest Rate Collar	7,630	6,668
Total	$13,888	$11,483

None of the above derivative instruments is designated in a hedging relationship. A loss of $2,405,000 and a gain of $5,988,000 in the three months ended June 30, 2014 and 2013, respectively, in respect of the above derivative instruments has been taken to the income statement within other gains and losses. In case of interest rate derivatives involving interest rate options, fair value has been derived using an appropriate option pricing model.

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Reconciliation of Level 3 fair value measurements of financial assets

Available for – sale of financial assets
(in thousands)

At June 30, 2014	$30,340

At March 31, 2014	$30,340

There were no transfers between any Levels in any of the years.

5.      INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at June 30, 2014
Film and content rights	$875,483	$(476,026)	$399,457
Content advances	184,553	—	184,553
Film productions	—	—	—
Non-current content assets	$1,060,036	$(476,026)	$584,010

As at March 31, 2014
Film and content rights	$847,095	$(449,413)	$397,682
Content advances	179,605	—	179,605
Film productions	417	—	417
Non-current content assets	$1,027,117	$(449,413)	$577,704

Changes in the content assets are as follows:

	As at
	June 30, 2014	March 31, 2014*
	(in thousands)
Film productions
Opening balance	$417	$1,170
Exchange difference	—	(113)
Transfer to film and content rights	(417)	(640)
Closing balance	$—	$417

Content advances
Opening balance	$179,605	$163,781
Additions	32,698	162,495
Exchange difference	(35)	(9,706)
Transfer from film productions	417	—
Transfer to film and content rights	(28,132)	(136,965)
Closing balance	$184,553	$179,605

Film and content rights
Opening balance	$397,682	$370,353
Amortization	(26,409)	(99,620)
Exchange difference	52	(10,656)
Transfer from other content assets	28,132	137,605
Closing balance	$399,457	$397,682

* Movements pertain to the year ended March 31, 2014.

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6.      BORROWINGS

An analysis of borrowings is shown in the table below.

	Nominal Interest Rate	Maturity	As at June 30, 2014	As at March 31, 2014
	%		(in thousands)
Asset backed borrowings
Term Loan	BPLR+2.75%	2014-15	—	165
Term Loan	13.3-15%	2014-15	444	645
Term Loan	10-15%	2014-15	31	38
Term Loan	BPLR+1.8%	2016-17	16,645	16,650
Term Loan	BPLR+2.75%	2017-18	4,099	4,384
Term Loan	BPLR+2.75%	2018-19	2,575	2,679
Export credit & overdraft	BPLR+1-3.5%	—	16,466	15,695
Export credit & overdraft	LIBOR+3.5%	—	25,511	23,997
Short term loan	LIBOR+2.75%	—	10,000	5,500
			$75,771	$69,753
Unsecured borrowings
Other borrowings	10.50%	2021-22	$8,167	$8,516
Revolving facility*	LIBOR +1.90% - 2.90%	2016-17	158,750	158,750
Commercial papers	10-13%	—	16,645	13,320
Export credit & overdraft	BPLR+3.9%	—	—	6,735
Export credit & overdraft	13%	—	2,280	—
Short term loan	BPLR+3.5%	—	1,850	2,775
			$187,692	$190,096

Nominal value of borrowings			$263,463	$259,849
Cumulative effect of unamortized costs			(1,518)	(1,716)
Installments due within one year and short term borrowings			(97,246)	(92,879)
Long-term borrowings - at amortized cost			$164,699	$165,254

Base Rate (“BR”) is the interest rate set by the Bank of England. Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

* Subsequent to June 2014, the facility has been reduced to $ 150 million following a repayment of $8.75 million which occurred in July 2014.

Fair value of the long term borrowing as at June 30, 2014 is $179,701,200 (March 2014: $179,106,000). Fair values of long term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market rates available to the Group. Carrying amount of short term borrowings approximates fair value.

7.      ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at June 30, 2014 and March 31 2014	57,778,113	17,333
B ordinary shares of 30p each at June 30, 2014 and March 31 2014	25,555,220	7,667

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	Number of Shares			USD
				(in thousands)
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Shares awarded, yet to be issued*	36,000	—	—	18
As at June 30, 2014	23,555,340	25,555,220	—	26,340

On August 12, 2013 shares were issued for employee bonus/remuneration and contractual arrangements issued at $3.61 a share based on the mid-market price on August 12, 2013.

On September 18, 2013, shares were issued for employee bonus/remuneration and contractual arrangements issued at $4.02 a share based on the mid-market price on September 18, 2013.

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a three-for-one split of the Company’s share capital pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013. Immediately prior to the listing, all the outstanding ordinary shares were converted into 18,037,710 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are the shares held by the Founders Group (The “Founders Group” refers to Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla) ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On November 18, 2013, the Company completed the initial public offering of its ‘A’ ordinary shares on the NYSE, pursuant to which the Company issued and sold 5,000,000 ‘A’ ordinary shares at a price of $11.00 per share.

Upon listing, the Company issued 299,812 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy the Share awards given to certain eligible employees, and 181,818 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy certain contractual arrangements between the Company and a Director.

All share and per share amounts presented in the consolidated financial statements have been adjusted on a retroactive basis to reflect the effect of the share split.

In July 2014, Eros completed a follow-on offering on the NYSE of 6,787,454 ‘A’ ordinary shares at a price of $14.50 per share to the public, raising $92.0 million in new capital (net of underwriter’s commission). The funds were utilized by the Company in adding to existing cash balances and reducing the balances on certain working capital debt facilities.

* In September 2014, 36,000 ‘A’ ordinary shares were issued to fulfill an award to certain independent directors at $15.97 per share, based on the mid market price per share on June 5, 2014.

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8.      SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending June 30,
	2014	2013
	(in thousands)
JSOP	$503	$311
IPO India Plan	49	155
Management Scheme (Staff Share Grant)	4,230	—
	$4,782	$466

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary shares options with a fair market value of $ 14.95 per option, to certain executive directors and members of senior management. These options with nil exercise price will vest subject to certain share price conditions being met on or before May 31, 2015 and employee remaining in service until May 31, 2015. None of the options were forfeited during the period

The vesting and service conditions of all of the other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within our Prospectus, subject to changes in respect of share numbers and values based on the three to one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the shares were listed on the NYSE. This charge has been included in administrative costs in the Condensed Consolidated Statements of Operations.

9.      EARNINGS PER SHARE

	Three months ended June 30,
	2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$(3,859)	$(3,859)	$7,612	$7,612
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking (1)	—	—	—	(33)
Adjusted earnings attributable to equity holders of the parent	$(3,859)	$(3,859)	$7,612	$7,579

Number of shares
Weighted average number of shares	49,084,450	49,084,450	39,438,958	39,438,958
Potential dilutive effect related to share based compensation scheme (2)	—	—	—	(13,384)
Adjusted weighted average number of shares	49,084,450	49,084,450	39,438,958	39,425,574

Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	(7.9)	(7.9)	19.3	19.2

The above table does not split the earnings per share separately for the A Ordinary 30p shares and the B Ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

Options under the JSOP can potentially dilute basic earnings per share and have been included as appropriate in the calculation of diluted earnings per share except where they are anti-dilutive. During the three months ended June 30, 2013, 2,000,164 shares were not included in diluted earnings per share.

Items not included in the calculation of diluted earnings per share in the three months ended June 30, 2014 due to their anti-dilutive effect were;

(1) $36,000 in respect of the potential dilutive effect related to share based compensation scheme in subsidiary undertakings.

(2) 147,400 shares related to potential dilutive effect related to share based compensation scheme.

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10.      OTHER GAINS AND LOSSES

	Three months ended June 30,
	2014	2013
	(in thousands)
(Gains)/losses on disposal of property, plant and equipment	$(3)	$—
Net foreign exchange (gains)/losses	(803)	489
Net losses/(gains) on held for trading financial liabilities	2,405	(5,989)
	$1,599	$(5,500)

The net loss/gain on held for trading financial liabilities in the three months ended June 30, 2014 and 2013 principally relate to derivative instruments not designated in a hedging relationship.

11.      RELATED PARTY

		As at June 30, 2014		As at March 31, 2014
	Details of	(in thousands)
	transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$20	$—	$27	$—
550 County Avenue	Rent/Deposit	249	135	241	135
Line Cross Limited	Rent/Deposit	72	—	—	92
NextGen Films Pvt Ltd	Purchase/Sale	—	14,126	—	16,823
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	540	—	539
Lulla Family	Rent/Deposit	89	422	65	422

Pursuant to a lease agreement that expires on February 28, 2015, Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla (see deposits in the table above).

Pursuant to a lease agreement that expires on March 31, 2015, the Group leases for U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The current lease commenced on April 1, 2010, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009 and requires the Company to pay $164,000 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay $83,500 in the three months ended June 30, 2014 and an annual fee set each year by its Board of Directors of $339,000, in the year ended March 31, 2014, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

The Group has engaged in transactions with NextGen Films Pvt. Ltd, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold film rights of $2,798,000 and $Nil to the Group in the three months ended June 30, 2014 and 2013, respectively. NextGen Films Pvt. Ltd. purchased film rights, including production services of $Nil and $1,239,000 in the three months ended June 30, 2014 and 2013, respectively.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold film rights of $Nil and $1,000 to the Group in the three months ended June 30, 2014 and 2013, respectively.

All of the amounts outstanding are unsecured and will be settled in cash. As at June 30, 2014, the Group has provided a corporate guarantee to banks for $33,805,000 (March 31, 2014: $26,306,000) in connection with borrowings by NextGen Films Pvt. Ltd in respect of certain film content capital commitments. The Group did not earn any fees to provide the financial guarantee. This guarantee is for a period of up to two years.

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12.      CONTRACTUAL OBLIGATIONS

	Total	1 Year	2 to 5 Years
	(in thousands)
As at June 30, 2014	$166,661	$68,337	$98,324
As at March 31, 2014	$180,050	$69,999	$110,051

The Group also has certain contractual arrangements in relation to certain contractual content commitments that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group expects that these contingent guarantees totalling at June 30, 2014 $101,763,000 (March 31, 2014: $94,518,000), which are included within the contractual content commitments above, will fall due within the timeframe above.

13.      BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, management identifies only one operating segment in the business, film content. The Group distributes its film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world. Revenues are presented based on customer location:

	Three months ended June 30,
	2014	2013
	(in thousands)
Revenue by customer location
India	$24,854	$22,269
Europe	7,415	2,143
North America	1,542	3,254
Rest of the world	11,551	13,297
Total Revenue	$45,362	$40,963

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of June 30, 2014	$245,733	$24	$38,977	$326,514
As of March 31, 2014	$245,887	$28	$39,618	$319,730

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ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Prospectus.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” ‘‘believe,” “feel,” “contemplate, ” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this report. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in the Prospectus. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 2,300 titles in our library, plus approximately 700 additional films for which we hold digital rights only, including recent and classic titles that span different genres, budgets and languages, and we have distributed a portfolio of over 220 new films over the last three completed fiscal years and nine in the three months ended June 30, 2014. New film distribution across theatrical, television and digital channels along with library monetization provide us with diversified revenue streams.

	Three Months Ended June 30,
(dollars in millions)	2014	2013	% change
Revenue	$45.4	$41.0	10.7%

Gross Profit	12.1	12.6	(4.0)%

Operating profit	2.2	8.2	(73.2)%

Adjusted EBITDA(1)	8.1	8.5	(4.7)%

1) A reconciliation of the non-GAAP financial measures discussed within this form to our IFRS net income is shown on Page 19.

Constant currency comparable revenues for the three months ended June 30, 2014 and the three months ended June 30, 2013 are $45.4 million and $39.4 million, respectively, based on the average rates of exchange for the three months ended June 30, 2014 and June 30, 2013, resepectively. In the three months ended June 30, 2014 and the three months ended June 30, 2013, the average rates of exchange used to convert Indian Rupee to U.S. dollars were INR 59.9 to $1.00 and INR 55.7 to $1.00, respectively.

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Revenue

Revenue increased by 10.7% to $45.4 million in the three months ended June 30, 2014, compared to $41.0 million in the three months ended June 30, 2013. Eros released nine new films in the three months ended June 30, 2014, including one high budget film, three medium budget films and five low budget films, compared to sixteen films in the three months ended June 30, 2013, of which six were medium budget films and ten were low budget films.

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended June 30, 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $19.1 million, $15.5 million and $10.8 million, respectively, compared to $21.6 million, $12.4 million and $7.0 million, respectively, for the three months ended June 30, 2013.

Revenue by customer location from India increased 11.7% to $24.9 million in the three months ended June 30, 2014, compared to $22.3 million in the three months ended June 30, 2013, due to overall increases in revenue from comparable new releases offset by a reduction in revenue due to lower translation of Indian Rupee revenues when converted into US Dollars as a result of exchange rate movement.

Revenue from Europe increased 252.4% to $7.4 million in the three months ended June 30, 2014, compared to $2.1 million in the three months ended June 30, 2013, primarily due to overall increases in revenue from catalogue and production services offset by lower theatrical revenues from new releases.

Revenue from North America decreased 54.5% to $ 1.5 million in the three months ended June 30, 2014, compared to $3.3 million in the three months ended June 30, 2013 reflecting the theatrical revenue mix of regional and Hindi film releases in the two periods.

Revenue from the rest of the world decreased 12.8% to $11.6 million in the three months ended June 30, 2014, compared to $13.3 million in the three months ended June 30, 2013, due to a reduction in television syndication and digital revenues.

Cost of sales

Cost of sales increased by 16.9% to $33.2 million in the three months ended June 30, 2014, compared to $28.4 million in the three months ended June 30, 2013, primarily due to an increase in amortization costs of $4.4 million reflecting additions to the catalogue films and prior released content, and an increase in print and advertising costs of $1.5 million due to the change in the film release pattern in the comparable quarters.

Gross profit

Gross profit was $12.1 million in the three months ended June 30, 2014, compared to $12.6 million in the three months ended June 30, 2013. The decrease in gross profit margin for the three months ended June 30, 2014 is primarily attributable to increased costs in proportion to revenues generated by the new release slate as well as the timing of contribution on revenue from catalogue sales. As a percentage of revenues our gross profit margin decreased to 26.8% in the three months ended June 30, 2014 compared to 30.7% in the three months ended June 30, 2013.

Administrative costs

Administrative costs, including rental, legal, travel and audit expenses, were $10.0 million in the three months ended June 30, 2014, compared to $4.4 million in the three months ended June 30, 2013, an increase of $5.6 million, which was primarily driven by an increase of $4.8 million in share based payments in the three months ended June 30, 2014.

Net finance costs

Net finance costs in the three months ended June 30, 2014 were $1.6 million, compared to $1.7 million in the three months ended June 30, 2013, a decrease of $0.1 million primarily due to marginal decrease in net outstanding debt.

Other gains and losses

Other gains and losses were a loss of $1.6 million in the three months ended June 30, 2014, compared to a gain of $5.5 million in the three months ended June 30, 2013, an increase of $7.1 million principally comprised of a $2.4 million interest rate derivative loss in the three months ended June 30, 2014, compared to a gain of $6.0 million in the three months ended June 30, 2013.

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Income Taxes

The provisions for income taxes on income were $1.5 million and $3.1 million and effective income tax rates were 25.1% and 25.8% for the three months ended June 30, 2014 and three months ended June 30, 2013.

Adjusted EBITDA

Adjusted EBITDA was $8.1 million in the three months ended June 30, 2014 compared to $8.5 million in the three months ended June 30, 2013. The decrease in Adjusted EBITDA is primarily attributable to the mix of releases and timing of catalogue revenues together with higher administrative costs (excluding share based payment) offset by foreign currency gains.

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million, Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

In addition to the results prepared in accordance with International Financial Reporting Standards (“IFRSs”), the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA (“Adjusted Earnings Before Interest, Tax, Depreciation and Amortization”) along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures.

The table below presents a reconciliation of our net income to Adjusted EBITDA.

Adjusted EBITDA

	Three months ended June 30,
	2014	2013
	(in thousands)
Net (loss)/Income	$(2,588)	$8,845
Income tax expense	1,541	3,123
Net finance costs	1,620	1,702
Depreciation	242	184
Amortization (1)	66	128
Share based payments (2)	4,782	466
Losses/(Gains) on fair valuation of derivatives	2,405	(5,989)
Adjusted EBITDA	$8,068	$8,459

(1) Includes only amortisation of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

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Sources and uses of cash

Net cash from operating activities in the three months ended June 30, 2014 was $21.4 million compared to $31.1 million in the three months ended June 30, 2013, a decrease of 31.2%, primarily due to a reported loss in the period as compared to a profit of $12 million in the three months ended June 30, 2013. In addition, there was an increase in working capital of $11.1 million in the three months ended June 30, 2014, primarily due to a $5.8 million increase in trade and other payables and an increase in trade and other receivables of $5.3 million, compared to a $4.2 million decrease in trade and other payables and a $1.4 million increase in trade and other receivables in the three months ended June 30, 2013.

Net cash used in investing activities in the three months ended June 30, 2014 was $34.7 million, compared to $39.4 million in the three months ended June 30, 2013, a decrease of 11.9%, reflecting a lower investment in film content. Our investment in film content in the three months ended June 30, 2014 was $35.0 million, compared to $40.6 million in the three months ended June 30, 2013, a decrease of $5.6 million, or 13.8%.

Net cash from financing activities in the three months ended June 30, 2014 was $4.2 million, compared to a net cash outflow of $7.4 million in the three months ended June 30, 2013, a decrease of 43.2%, principally due to reduced net proceeds from short term loans of $4.7 million as compared to $29.8 million in the three months ended June 30, 2013.

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PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 1A. Risk Factors

Our risk factors have not changed materially since July 11, 2014. Disclosure about our existing risk factors is set forth in “Risk Factors,” in the Prospectus.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds

a)    Sales of Unregistered Securities

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary shares options with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These options with nil exercise price will vest subject to the price of the ‘A’ Ordinary shares reaching $16.44 on or before May 31, 2015 and to the employee remaining in service until May 31, 2015.

The sales of the above securities were exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act, or Rule 701 promulgated thereunder as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

b)-c)

Not applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2014	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and managing director

	By:	/s/ Andrew Heffernan
Name: Andrew Heffernan
Title: Chief Financial Officer

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